SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34248; 812-15197

T. Rowe Price Associates, Inc., et al.

April 22, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application to amend a prior order for exemptive relief.

Summary of Application: Applicants request an order ("Amended Order") that would amend a prior order to permit the Funds, as defined below, to use Creation Baskets (as defined below) that include instruments that are not included, or are included with different weightings, in the Fund's proxy portfolio.

Applicants: T. Rowe Price Associates, Inc. ("T. Rowe"), T. Rowe Price Equity Series, Inc. ("Corporation") and T. Rowe Price Exchange-Traded Funds, Inc. ("New Applicant" and, collectively with T. Rowe and the Corporation, "Applicants").

Filing Dates: The application was filed on February 4, 2021, and amended on March 30, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 17, 2021 and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Investment Company Act of 1940 ("Act"), hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants:

Sonia.Kurian@troweprice.com and Scott.Livingston@troweprice.com (with copies to

Mark.Perlow@dechert.com and Adam.Teufel@dechert.com).

FOR FURTHER INFORMATION CONTACT: Marc Mehrespand, Senior Counsel; Trace

Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief

Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

I.   **Introduction**

1.   On December 10, 2019, the Commission issued an order ("Prior Order")[1] under

section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the

Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from

sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption

from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.[2] The Prior Order permitted T. Rowe and

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[1]   *See* T. Rowe Price Associates, Inc. and T. Rowe Price Equity Series, Inc., Investment Company Act Release No. 33685 (Nov. 14, 2019) (notice) and Investment Company Act Release No. 33713 (Dec. 10, 2019) (order). Except as specifically noted in the application, all representations and conditions contained in the application previously submitted with the Commission (File No. 812-14214), as amended and restated, and filed with the Commission on October 17, 2019 (the "Prior Application") remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order.

[2]   The relief granted in the Prior Order under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, will expire one year from the effective date of rule 12d1-4. *See* Fund of Funds Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

the Corporation to introduce a novel type of actively-managed exchange-traded fund ("ETF") that is not required to disclose its portfolio holdings on a daily basis (each, a "Fund"). Rather, pursuant to the Prior Order, each Business Day[3] a Fund publishes a basket of securities and cash that, while different from the Fund's portfolio, is designed to closely track its daily performance (the "Proxy Portfolio").

2.   Pursuant to the Prior Order, a Fund sells and redeems its shares ("Shares") only in Creation Units and generally on an in-kind basis. Purchasers are required to purchase Creation Units by making a deposit of Deposit Instruments and shareholders redeeming their Shares receive a transfer of Redemption Instruments.[4]   Under the Prior Order, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the "Creation Basket") are the same as the Fund's Proxy Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis.

3.   The New Applicant is a corporation organized under the laws of the State of Maryland, which may be comprised of multiple separate series, and is registered with the Commission as an open-end management investment company. The New Applicant consents to, and will comply with, the terms and conditions of the Prior Order, as amended by the Amended Order, to the same extent as T. Rowe and the Corporation.

4.   Applicants now seek to amend the Prior Order to, in effect, give the Funds the same flexibility with respect to Creation Basket composition as afforded to ETFs relying on rule 6c-11.[5]

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[3]   All capitalized terms not otherwise defined in this notice have the meanings ascribed to them in the Prior Application.

[4]   Deposit Instruments and Redemption Instruments may include cash and/or securities.

[5]   The Funds are not be able to operate in reliance on rule 6c-11 because they do not disclose their portfolio holdings on a daily basis as required by the rule. *See* rule 6c-11(c)(1)(i) (requiring an ETF to disclose prominently on its website, publicly available and free of charge, the portfolio holdings that will form the basis for each calculation of NAV per share).

More specifically, Applicants have requested that the Funds be allowed to use Creation Baskets that include instruments that are not included, or are included with different weightings, in the Fund's Proxy Portfolio.

II. The Application

A. Applicants' Proposal

5. Upon amending the Prior Order, the names and quantities of the instruments that may constitute a Creation Basket will generally be the same as the Fund's Proxy Portfolio, but a Fund may accept Creation Baskets that differ from the Proxy Portfolio. Each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any Creation Basket exchanged with an Authorized Participant on the previous Business Day that differed from such Business Day's Proxy Portfolio other than with respect to cash.

6. Applicants represent that, for portfolio management or other reasons, the Funds may determine that it is desirable to use Creation Baskets that differ from the Proxy Portfolio (beyond cash substitutions). For example, a Fund may want to use a Creation Basket that contains instruments that are not included in a Fund's Proxy Portfolio if the Adviser or Sub-Adviser seeks to add an instrument to the Fund's actual portfolio) without incurring transaction costs associated with the purchase of the instrument for cash. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from a Fund's actual portfolio, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in-kind during a redemption transaction.

7. The Funds will use the requested basket flexibility only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to

benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading.

8.   Pursuant to condition A.10 herein, each Fund will adopt and implement written policies and procedures regarding the construction of its Creation Baskets in accordance with rule 6c-11 under the Act. For purposes of the requirement to comply with the policies and procedures provision in rule 6c-11, only Creation Baskets that differ from a Fund's Proxy Portfolio will be treated as a "custom basket" under rule 6c-11(c)(3).

9.   Furthermore, pursuant to condition A.9 herein, each Fund will comply with the recordkeeping requirements of rule 6c-11.[6] For purposes of the requirement to comply with the recordkeeping provision in rule 6c-11, only Creation Baskets different from a Fund's Proxy Portfolio will be treated as a "custom basket" under rule 6c-11(d)(2)(ii).

10.   In addition, the Prior Application describes that each Fund's Proxy Portfolio will be determined such that at least 80% of its total assets will overlap with the portfolio weightings of the Fund.[7] Applicants note that the Portfolio Overlap may also be less than 80%. In addition, Applicants note that footnotes 29 and 30 to the Prior Application each refer to the disclosure of specified information "since inception," but in fact those disclosures will only commence once each Fund has three months of operations.[8]

B.   Considerations relating to the Requested Relief

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[6]   Pursuant to condition A.9, each Fund will also maintain and preserve a copy of the Proxy Portfolio published on the Fund's website for each Business Day and a copy of each Creation Basket made available.

[7]   *See* Prior Application, footnote 26 and accompanying text.

[8]   Applicants also wish to clarify that footnote 30 to the Prior Application refers to the calculation and disclosure of each Fund's Tracking Error "over the preceding rolling one-year period" when such calculation and disclosure will in fact occur over the past three months (consistent with the text of Section III.B.4 of the Prior Application).

11.   Applicants represent that the ability to utilize a Creation Basket that includes instruments that are not included, or are included with different weightings, in a Fund's Proxy Portfolio, or are included in different weightings, does not raise any new policy concerns about reverse engineering of a Fund's portfolio, self-dealing or overreaching, or selective disclosure beyond those concerns addressed in connection with the Prior Order.

12.   *Reverse Engineering.* Applicants acknowledge that, by using a Creation Basket that includes instruments that are not included in a Fund's Proxy Portfolio, or are included in different percentages, and by publishing such Creation Basket on its website, the Fund would provide market participants with additional information about which instruments it adds or removes from the Fund's actual portfolio. However, Applicants represent that they will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth in the application, believe successful front-running or free-riding is highly unlikely.

13.   *Self-Dealing or Overreaching.* Applicants state that Authorized Participants and other market participants will not have the ability to disadvantage the Funds by manipulating or influencing the composition of Creation Baskets, including those that differ from the Proxy Portfolio. Like the basket and custom basket policies and procedures required of ETFs by rule 6c-11, the Funds will adopt and implement written policies and procedures that govern the construction of Creation Baskets and the process that will be used for the acceptance of Creation Baskets to safeguard the best interests of the Funds and their shareholders.[9]

14.   *Selective Disclosure.* The Funds and each person acting on behalf of the Funds will continue to be required to comply with Regulation Fair Disclosure as if it applied to them (except

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[9] *See* Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) ("ETF Adopting Release"), at 80-94 (discussion of rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

that the exemptions provided in rule 100(b)(2)(iii) therein shall not apply). Applicants believe that the new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure of nonpublic material information. First, a Fund's use of, or conversations with Authorized Participants about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds' obligation to comply with Regulation Fair Disclosure. Second, as noted above, each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any basket accepted by the Fund on the previous Business Day that differed from such Business Day's Proxy Portfolio other than with respect to cash.

III. Requested Exemptive Relief

For the reasons stated above, Applicants believe that the Prior Order, as amended, continues to meet the relevant standards for relief pursuant to section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.[10]

IV. Applicants' Conditions:

Applicants agree that the Amended Order granting the requested relief will be subject to all of the conditions in the Prior Order, except that condition A.9 of the Prior Order is deleted in its entirety and replaced with the conditions A.9-A.10 as follows:

9.   Each Fund will comply with the recordkeeping requirements of rule 6c-11 under the Act, as amended, except that for purposes of this condition, only Creation Baskets different

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[10]   *See supra* note 2.

from the Fund's Proxy Portfolio will be treated as a "custom basket" under rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of the Proxy Portfolio published on the Fund's website for each Business Day; and (ii) a copy of each Creation Basket made available.

10. Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under rule 6c-11(c)(3) under the Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund's Proxy Portfolio will be treated as a "Custom Basket". The Fund's basket policies and procedures will be covered by the Fund's compliance program and other requirements under rule 38a-1 under the Act, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary